

Exhibit 99.1

***For immediate release***

## Alcon Amends NDA for Patanase® Nasal Spray

**HUENENBERG, Switzerland – October 10, 2007 –** Alcon, Inc. (NYSE: ACL) announced today that it has submitted to the U.S. Food and Drug Administration (FDA) an amendment to its pending new drug application (NDA) for PATANASE® (olopatadine hydrochloride) nasal spray. The pending NDA is for the treatment of symptoms of seasonal allergic rhinitis in adults and adolescents twelve years of age and older. The amendment includes interim six-month data from an agreed-upon study previously requested by the FDA to support a modification of the formulation of PATANASE® nasal spray.

"I am happy to see that PATANASE® is moving forward to FDA review because I believe it will provide an attractive treatment option for patients with seasonal allergic rhinitis," said Dr. Rohit Katial, a principal investigator for PATANASE® and Associate Professor of Medicine at National Jewish Medical and Research Center, Denver, Colorado. "Data collected through multiple studies that make up the current NDA demonstrate that PATANASE® provides rapid relief from bothersome nasal allergy symptoms."

The active ingredient in PATANASE® nasal spray, olopatadine hydrochloride, is the same active ingredient used in Alcon's market-leading family of products for ocular allergies, which includes PATADAY™ ophthalmic solution and PATANOL® ophthalmic solution. Previous clinical studies of the nasal formulation of olopatadine hydrochloride demonstrated the efficacy of PATANASE® nasal spray in the treatment of the symptoms of seasonal allergies.

"PATANASE® represents an opportunity for Alcon to enhance its portfolio of topical anti-allergy treatments and support the growth of our pharmaceutical business," said Kevin Buehler, Alcon's senior vice president, global markets and chief marketing officer. "We will provide the FDA with additional data during their review of our amended NDA, including the final results of the requested study."

### About Allergic Rhinitis

Allergic rhinitis, the medical term for nasal allergies, refers to an allergic complex of symptoms caused by sensitivity to pollens, mold, dust or animal dander. Symptoms may include congestion, sneezing, itchy nose, excess mucus, watery eyes, itchy eyes, sinus headaches and a scratchy palate and throat. Allergies can affect people seasonally or throughout the year.

According to the American Academy of Allergy, Asthma and Immunology, allergies affect as many as 40 to 50 million people in the United States. Incidence has risen significantly in the last two decades. At least 35.9 million Americans have seasonal allergic rhinitis, resulting in approximately 16.7 million office visits to health care providers each year. Allergies are not only bothersome, but have been linked to a variety of common and serious chronic respiratory illnesses, such as sinusitis and asthma.

# # #

-more-

**About Alcon (NYSE: ACL)**
Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

*Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never receive FDA approval of our NDA for PATANASE® nasal spray; approval of the NDA may take longer than we expect; treatments developed by other companies may be or may be perceived to be more effective than PATANASE® nasal spray; challenges inherent in new product marketing may adversely affect our ability to market the drug; and governmental regulation and legislation could have an impact on our business beyond our control. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

*For information, contact:*
*Alcon*
*Doug MacHatton*
*Investor Relations*
*(001) 817-551-8974*
*doug.machatton@alconlabs.com*

*www.alcon.com*